May 10, 2011

VIA EDGAR (Correspondence Filing)

Mr. Chad Eskildsen U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Catalyst Funds (the “Registrant”)

Post-Effective Amendment No. 51

File Nos. 333-132541; 811-21872

Dear Mr. Eskildsen:

On behalf of the Registrant, this letter responds to the comments that you provided to Michael Barolsky with respect to Post-Effective Amendment No. 51 to the Registrant’s Registration Statement (the “Amendment”) and the AmericaFirst Defensive Growth Fund (the "Defensive Fund"), AmericaFirst Income Trends Fund (the "Income Fund"), AmericaFirst Absolute Return Fund (the "Absolute Fund") and AmericaFirst Quantitative Strategies Fund (the "Quantitative Fund") (each, a Fund and collectively, the “Funds”).  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1.

Please confirm that a copy of the expense limitation agreement for each Fund has been filed.

Response:  The Operating Expense Limitation and Security Agreement for the Funds, set to expire October 31, 2012, will be filed as an exhibit to the next post-effective amendment to the Registrant's Registration Statement for the Fund.

Comment 2.

With respect to the summary section for the Defensive Fund, Income Fund and Absolute Fund, please move the last three sentences under "Portfolio Turnover" to the appropriate place in the principal strategies and risks section for the respective Fund.

Response:  The last three sentences under "Portfolio Turnover" for the above-referenced Funds have been deleted.  The following sentence has been added to the Principal Investment Strategies sections for the Absolute Fund and Quantitative Fund: "The Fund will rebalance its holdings, based on the quantitative models, on an at least quarterly basis."  The Principal Investment Strategies sections for the Income Fund and Defensive Fund already include the same or a similar statement.

Additionally, the following disclosure has been added under the "Principal Risks of Investing in the Fund" for each Fund:

Turnover Risk:  Because the Fund will rebalance its holdings on an at least quarterly basis, the Fund may have portfolio turnover rates significantly in excess of 100%. Increased portfolio turnover causes the Fund to incur higher brokerage costs, which may adversely affect the Fund’s performance and may produce increased taxable distributions.

Comment 3.

In the Defensive Fund's prospectus, under "Principal Investment Strategies," please define "equity."

Response:  The following sentence has been added under "Principal Investment Strategies": "Equity securities include common stock, preferred stock and convertible preferred stock."

Additionally, under "Principal Risks of Investing in the Fund", the following disclosures have been added for the Defensive Fund:

Credit Risk:  There is a risk that issuers and counterparties will not make payments on securities and other investments held by the Fund, resulting in losses to the Fund.

Fixed Income Risk: When the Fund invests in equity securities that may convert to fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates.  Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments).

Preferred Stock Risk:  The value of preferred stocks will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of preferred stock.  Preferred stocks are also subject to credit risk, which is the possibility that an issuer of preferred stock will fail to make its dividend payments.

Comment 4.

In the Defensive Fund's prospectus, under "Principal Risks of Investing in the Fund," please add risk disclosures with respect to the Fund's investments in the consumer staples sector and the healthcare sector.

Response:   The following disclosures have been added under "Principal Risks of Investing in the Fund" for the Defensive Fund (Item 4):

Consumer Staples Sector Risk: Companies in the consumer staples sector may be adversely affected by changes in consumer spending, competition, demographics and consumer preferences. Companies in this sector are also affected by changes in government regulation, world events and economic conditions.  This sector can also be significantly affected by, among other things, changes in price and availability of underlying commodities, rising energy prices and global and economic conditions.

Healthcare Sector Risk: The market value of securities of issuers in the healthcare sector can be affected by factors such as extensive government regulation, restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure, an increased emphasis on outpatient services, limited number of products, industry innovation, costs associated with obtaining and protecting patents, product liability and other claims, changes in technologies and other market developments.

The following disclosures have been added under "Principal Investment Risks Fund" for the Defensive Fund (Item 9):

Consumer Staples Sector Risk: Companies in the consumer staples sector may be adversely affected by changes in consumer spending, competition, demographics and consumer preferences. Companies in this sector are also affected by changes in government regulation, world events and economic conditions.  This sector can also be significantly affected by, among other things, changes in price and availability of underlying commodities, rising energy prices and global and economic conditions. Certain companies in the consumer staples sector are subject to government regulation affecting the permissibility of using various food additives and production methods, which regulations could affect company profitability. Tobacco companies may be adversely affected by the adoption of proposed legislation and/or by litigation. Also, the success of food and soft drink may be strongly affected by fads, marketing campaigns and other factors affecting supply and demand.

Healthcare Sector Risk: The profitability of companies in the healthcare sector may be affected by extensive government regulation, restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure, an increased emphasis on outpatient services, limited number of products, industry innovation, changes in technologies and other market developments. Companies in the healthcare sector are heavily dependent on patent protection. The process of obtaining patent approval can be long and costly, and the expiration of patents may adversely affect the profitability of the companies. Healthcare companies are also subject to extensive litigation based on product liability and similar claims. Companies in the healthcare sector are affected by rising costs of medical products, devices and services and the increased emphasis on the delivery of healthcare through outpatient services. Many new products are subject to regulatory approval and the process of obtaining such approval can be long and costly. Healthcare companies are also subject to competitive forces that may make it difficult to raise prices and, at times, may result in price discounting. Additionally, the profitability of some healthcare companies may be dependent on a relatively limited number of products and their products can become obsolete due to industry innovation, changes in technologies or other market developments. In addition, companies in the healthcare sector may be thinly capitalized and therefore may be susceptible to product obsolescence.

Comment 5.

With respect to the Defensive Fund, please confirm that expenses for dividends on securities sold short are included in the "Other Expenses" listed in the Fund's fee table.

Response:   The Registrant has confirmed to us that expenses for dividends on securities sold short are included in the "Other Expenses" listed in the Fund's fee table.

Comment 6.

With respect to footnote 3 to each Fund's fee table, except for the Defensive Fund, please revise the footnote to reflect an expense limitation agreement effective for at least one year or delete the footnote and revise the fee table accordingly.

Response:   The expense limitation agreement for the Funds has been amended to expire October 31, 2012, and the footnote to each fee table will be revised to reflect that date.

Comment 7.

For the Quantitative Fund's prospectus, please either delete the risk disclosures for Emerging Markets, Foreign and Currency Exposure Risk and Growth Sector Risk or incorporate disclosure regarding the related strategy into the Fund's Principal Investment Strategy disclosure.

Response:   The above-referenced risk disclosures have been deleted.  The Fund's advisor has confirmed to us that investments in emerging markets, foreign securities and growth funds are not part of the Fund's principal strategy.

Comment 8.

In the Funds' Statement of Additional Information, please revise the first paragraph to incorporate the Funds' semi-annual report.

Response:   The respective sentence has been revised as follows: "The AmericaFirst Quantitative Strategies , AmericaFirst Absolute Return and AmericaFirst Income Trends Funds’ Annual Report to Shareholders dated June 30, 2010 and Semi-Annual Report to Shareholders dated December 31, 2010 ha ve been incorporated by reference into this SAI."

Comment 9.

In the Funds' Statement of Additional Information, under paragraph (g)  under "Investment Restrictions," please state that while the Defensive Fund may invest substantially in the consumer staples and healthcare sectors, the Fund will not concentrate in any particular industry or group of industries within either sector.

Response:   The following has been added to the end of paragraph (g):

Additionally, this limitation does not preclude a Fund from investing 25% or more of its total assets in a particular sector, which is a larger segment of the economy than a group of industries.  It is anticipated that the AmericaFirst Defensive Growth Fund will invest 25% or more of its total assets in the consumer staples and healthcare sectors.

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The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

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The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at
(513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP